Exhibit 99.1

Sound Group Inc. Announces Ex-dividend Date for Recently Announced Special Cash Dividend

SINGAPORE, September 4, 2025 (GLOBE NEWSWIRE) -- Sound Group Inc. (“Sound Group” or the “Company”) (NASDAQ: SOGP), a global audio-centric social and entertainment company, today announced that Nasdaq has set October 1, 2025, as the ex-dividend date for the Company’s special cash dividend announced on August 28, 2025. As the special cash dividend of US$0.005 per ordinary share, or US$1.00 per American Depositary Share (“ADS”) exceeds 25% of the Company’s ADS price at the time of the announcement, pursuant to the rules of Nasdaq, the ex-dividend date is October 1, 2025, the first business day following the dividend payment date of September 30, 2025.

In addition, Nasdaq will apply its due bill procedures, under which trades of the Company’s ADSs entered into before October 1, 2025, but settled after the record date of September 15, 2025 (the “due bill period”) will include a due bill for the special cash dividend payable on September 30, 2025. This means that holders who purchase these securities during the due bill period (even if the trades are to be settled after that due bill period) are entitled to receive the special cash dividend. Conversely, sellers who sell the securities during the due bill period (even if the trades are to be settled after the due bill period) are not entitled to the special cash dividend. Investors who enter into trades to purchase ADSs on or after October 1, 2025, will not be entitled to the special cash dividend payable on September 30, 2025.

About Sound Group Inc.

Sound Group Inc. is a global audio-centric social and entertainment company driven by a clear mission and vision: building the world’s largest audio platform to better connect and communicate. The Company is dedicated to shaping a future where audio not only bridges gaps but also amplifies human connection through the power of sound. Sound Group Inc. has been listed on Nasdaq since January 2020.

For more information, please visit: https://ir.soundgroupinc.com/

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, results of operations and financial condition; the expected growth of the online audio market; the expectation regarding the rate at which to gain active users, especially paying users; the Company’s ability to monetize the user base; fluctuations in general economic and business conditions in China and overseas markets; the economy in China and elsewhere generally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Sound Group Inc.

IR Department

E-mail: ir@soundgroupinc.com

Piacente Financial Communications

Jenny Cai

E-mail: soundgroup@tpg-ir.com